EXHIBIT 99.23

Rio Tinto unveils details of new share buy-back programme

20 September 2018

Rio Tinto today unveils the details of how it intends to return approximately $3.2 billion of post-tax coal disposal proceeds to its shareholders.

The proceeds will be returned through a $3.2 billion share buy-back programme (the “Programme”), combining an off-market buy-back tender targeting up to 41.2 million Rio Tinto Limited shares (approximately A$2.7 billion1 ($1.9 billion2)) and further on-market purchases of Rio Tinto plc shares. The Programme is subject to market conditions and compliance with all applicable laws and regulations.

Rio Tinto chief executive J-S Jacques said “Returning $3.2 billion of coal disposal proceeds demonstrates our commitment to capital discipline and providing sector leading shareholder returns. We continue to focus our portfolio on those assets which provide the highest returns and growth, which will ensure that we continue to deliver superior value to our shareholders in the short, medium and long term”.

Rio Tinto Limited will target the completion of the off-market purchase of up to 41.2 million of its shares in 2018, being the maximum number of shares that may be repurchased by Rio Tinto Limited under the Buy-Back in accordance with the terms of the shareholder approval granted at Rio Tinto Limited’s 2018 annual general meeting. The aggregate maximum consideration and timing of the new on-market purchases by Rio Tinto plc under the Programme will be announced following the completion of the off-market buy-back tender for Rio Tinto Limited shares, which is expected to be on 12 November 2018.  This is in addition to the existing Rio Tinto plc buy-back programmes, of which $1.7 billion3 in shares remain to be purchased and which will be completed no later than 27 February 20194.

All shares purchased will be cancelled.

The $3.2 billion of net disposal proceeds is derived from the completed sales of Hail Creek and Valeria (pre-tax $1.7 billion), Winchester South (pre-tax $0.2 billion) and Kestrel (pre-tax $2.25 billion). The sale of Rio Tinto’s Aluminium Dunkerque smelter in northern France for $500 million, subject to final adjustments, is yet to be completed.  As announced on 14 September, Hydro has withdrawn its offer to acquire the ISAL smelter in Iceland ($345 million) following initial feedback from the European Commission. The timing and form of shareholder returns in respect of further proceeds arising from disposals still to be completed will be announced with the 2018 full year results.

Rio Tinto plc on-market buy-back

Any purchases of Rio Tinto plc shares will be effected within certain pre-set parameters, and in accordance with its general authority to repurchase shares granted by its shareholders at the annual general meeting of Rio Tinto plc on 11 April 2018, Chapter 12 of the UK Listing Authority Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes. The purpose of the Rio Tinto plc share buy-back is to reduce the share capital of Rio Tinto plc.

[1]

This assumes, for illustrative purposes only, a Market Price of A$75.40 (the closing share price of Rio Tinto Limited shares on the ASX on 19 September 2018), and a Buy-Back Discount of 14%. Note, however, the actual Market Price will be determined in accordance with footnote 6 below.

[2]	Based on exchange rates prevailing on 19 September 2018 and the assumptions detailed in footnote 1 above.
[3]	As at 19 September 2018.
[4]

The existing Rio Tinto plc on-market share buy-back programmes consist of the $1.925 billion programme (being part of the $2.5 billion share buy-back programme to return the proceeds from the disposal of Coal & Allied announced in September 2017) and the $1.0 billion programme announced on 7 February 2018, both of which will be completed no later than 31 December 2018, and a further $1.0 billion programme announced on 1 August 2018 which will be completed no later than 27 February 2019.

The purchase of any Rio Tinto plc shares following the expiry of the authority granted at the 2018 Rio Tinto plc annual general meeting is conditional on the requisite shareholder authority being granted at the 2019 annual general meeting.

Rio Tinto Ltd off-market buy-back (the “Buy-Back”)

Rio Tinto Limited will target the off-market purchase of up to 41.2 million of its shares, although it reserves the right to decrease the size of the Buy-Back or not buy back any shares.

Rio Tinto Limited will invite eligible shareholders in Australia or New Zealand to tender Rio Tinto Limited shares at discounts of between 8 and 14 per cent (inclusive, and in one per cent intervals) to the Market Price5, or as a Final Price Tender6.  The Buy-Back Price will be the price as determined by Rio Tinto Limited that equates to the largest of these discounts (“Buy-Back Discount”) to the Market Price that enables Rio Tinto Limited, based on the Tenders received, to repurchase the number of shares it has determined to buy back.

Eligible shareholders will also have the ability to select a Minimum Price7 below which shares tendered by them will not be bought.

Rio Tinto Limited intends to buy back all shares tendered by eligible shareholders who tender their shares as a Final Price Tender or who tender their shares at a discount greater than or equal to the Buy-Back Discount, subject to any scale back or Minimum Price condition. A shareholder whose Tender is accepted will be paid the Buy-Back Price for each share that is bought back.  This will be the case even if they tender their shares at a discount greater than the Buy-Back Discount adopted by Rio Tinto Limited.

Rio Tinto Limited will not buy back any shares tendered by shareholders at a discount smaller than the Buy-Back Discount, or any shares that are tendered specifying a Minimum Price that is greater than the Buy-Back Price.

If the total number of shares tendered as Final Price Tenders or at a discount greater than or equal to the Buy-Back Discount is greater than the number of shares Rio Tinto Limited determines to repurchase, successful Tenders may be scaled back. However, if there is a scale back, Rio Tinto Limited will buy back a Priority Allocation (expected to be the first 70 shares8) successfully tendered by each shareholder.

In addition, those who tender all of their shares as a Final Price Tender or at a discount greater than or equal to the Buy-Back Discount and who would be left with a Small Holding (being 30 or less shares) as a result of a scale back, will not have their Tender scaled back and their Tender will be accepted in full.

Rio Tinto Limited has obtained a draft class ruling, in which the Australian Taxation Office has indicated that, for Australian tax purposes, the Buy-Back Price will comprise:

•	a capital component of A$9.44; and
•	a fully franked dividend component equal to the difference between the Buy-Back Price and A$9.44.

[5]

‘Market Price’ means the volume weighted average price (as defined, which will exclude certain trades not considered to be 'at market') of Rio Tinto Limited ordinary shares sold on the ASX over the five trading days up to and including the closing date of the Buy-Back tender period, calculated to four decimal places, as determined by Rio Tinto Limited.

[6]	A ‘Final Price Tender’ means a Tender in which the shareholder elects to receive the final Buy-Back Price, whatever Rio Tinto Limited determines it to be.
[7]	It is expected that there will be four minimum prices that shareholders will be able to select from, if they wish to make their Tender conditional on a minimum price.
[8]	Rio Tinto Limited reserves the right to change this to a lesser number of shares, to ensure that it is able to buy back only the number of shares it determines to buy back.

For the purposes of Australian capital gains tax calculations, the deemed capital proceeds that shareholders (other than companies) will generally be taken to have received on disposal of their shares under the Buy-Back will be A$9.44 plus an amount equal to the excess of the Tax Value9 over the Buy-Back Price. Rio Tinto Limited does not intend to buy back shares at a price that exceeds the Tax Value.

The expected Buy-Back timetable is outlined below.

It is expected that eligible shareholders will be sent a buy-back tender booklet ("Buy-Back Booklet") containing the terms and conditions of the Buy-Back in early October 2018.

Buy-Back timetable*

Event	Date
Last day that shares can generally be acquired on the ASX to be eligible to participate in the Buy-Back and be eligible for franking credits in respect of the Buy-Back consideration	24 September 2018
Shares quoted on the ASX ex‑entitlement to participate in the Buy‑Back[10]	25 September 2018
Record date for determination of shareholders entitled to participate in the Buy-Back at 7pm (Melbourne time)	26 September 2018
Tender Period opens	9 October 2018
Tender Period closes – Tenders must be received by 7pm (Melbourne time)	9 November 2018
Announcement of the Buy-Back Price and scale-back (if any)	12 November 2018
Buy-Back proceeds dispatched/credited to participating shareholders	19 November 2018

* While Rio Tinto Limited does not anticipate any changes to these dates and times, it reserves the right to vary them by announcement to the ASX.  Dates are based upon a Melbourne timeline.

Participation in the Buy-Back is voluntary. For some shareholders, depending on their tax status, the after-tax return of participating in the Buy-Back may be greater than a sale of their shares on-market. The Buy-Back will have different tax consequences for different shareholders.  Shareholders should seek their own professional advice (including tax advice) about the implications of participating in the Buy-Back in light of their particular circumstances.

Further information about the Buy-Back will be set out in the Buy-Back Booklet, which is expected to be dispatched to shareholders in early October 2018.

Important Notices

Capitalised terms in this announcement have the same meaning as will be contained within the Buy-Back Booklet.

The Buy-Back is not available to ineligible foreign shareholders.  This includes shareholders with a registered address outside of Australia and New Zealand, shareholders to whom Rio Tinto Limited would be prohibited from paying money, shareholders to whom the invitation may not be lawfully made or shareholders whose participation in the Buy-Back is not permitted. Further details on shareholder eligibility will be set out in the Buy-Back Booklet.

[9]

The Tax Value is calculated by adjusting the volume weighted average price of Rio Tinto Limited shares over the last five trading days up to and including 19 September 2018 by the percentage movement in the Rio Tinto plc share price from the close of trading on the London Stock Exchange on 19 September 2018 to the opening of trading on the London Stock Exchange on the closing day of the Buy-Back Tender Period (currently expected to be 9 November 2018). If the movement in the Rio Tinto plc share price is significantly different from the movement in the Rio Tinto Limited share price over the relevant period, Rio Tinto Limited may approach the ATO to seek to vary the methodology used to determine the Tax Value.

[10]	Shares acquired on the ASX on an ex-entitlement basis on or after this date will not confer an entitlement to participate in the Buy-Back.

In particular, the Buy-Back is not available to any person who is (or who is acting on behalf of or for the account of a person who is) in the United States, a US Person (as defined in Regulation S of the United States Securities Act of 1933) or a resident of Canada. This announcement, and any other documents related to the Buy-Back, are not for distribution, directly or indirectly, in or into the United States (including its territories and possessions, any State of the United States and the District of Columbia) or Canada.

Certain statements contained in this announcement, including statements regarding the implementation of our capital management programme and its effect on our business, may constitute "forward looking statements" for the purposes of applicable securities laws.  Rio Tinto undertakes no obligation to revise the forward looking statements included in this announcement to reflect any future events or circumstances.  Rio Tinto's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward looking statements.  Factors that could cause or contribute to such differences include, for example, the general trading and economic conditions affecting Rio Tinto.

This document does not provide financial product advice or investment advice and Rio Tinto is not making any recommendation or giving any advice on the value of its shares, or whether (or how) you should sell your shares. This document has been prepared without taking into account your particular objectives, financial situation, taxation circumstances or needs. You should consider the appropriateness of the Buy-Back having regard to these factors. Rio Tinto strongly recommends that you consult your financial, taxation or other professional adviser.

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